AM 3/7/2003

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAR 0 3 2003

DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE
Washington, D.C. 20

03012738

VF 3-14-03

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52182

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.P. Morgan Institutional Investments Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

522 Fifth Avenue
(No. and Street)

New York, NY 10036
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Moran 212-837-2586
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers L.L.P.
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 9 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KM

OATH OR AFFIRMATION

I, Michael Moran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.P. Morgan Institutional Investors, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of New York
Sworn to before me this 14th day of February 2003.

[signature]
Signature

Vice President
Title

Kathryn A. Dillon
Notary Public

KATHRYN A. DILLON
Notary Public, State of New York
No. 02DI6039376
Qualified in Kings County
Commission Expires March 27, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors
and Stockholder of
J.P. Morgan Institutional Investments Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows present fairly, in all material respects, the financial position of J.P. Morgan Institutional Investments Inc. (the "Company", formerly J.P.Morgan Advisors Inc.) at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 8 to the financial statements, the Company has extensive transactions and relationships with affiliates.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 21, 2003

J.P. Morgan Institutional Investments Inc.

(Formerly J.P. Morgan Advisors Inc., an indirect wholly owned subsidiary of J.P. Morgan Chase & Co.)
Statement of Financial Condition
December 31, 2002

Assets		
Cash and cash equivalents	$	42,340,254
Property and equipment at cost, less accumulated depreciation of $1,558		1,558
Receivable from affiliate		2,786
Other assets		650
Total assets	$	42,345,248
Liabilities		
Incentive compensation payable	$	225,468
Payable to affiliate		639,809
Interest payable		48,946
		914,223
Commitments and contingencies		
Subordinated borrowings		10,000,000
Stockholder's Equity		
Common stock, par value $1; 100 shares authorized, issued and outstanding		100
Additional paid-in capital		151,461,475
Accumulated deficit		(120,030,550)
Total Stockholder's Equity		31,431,025
Total liabilities and stockholder's equity	$	42,345,248

The accompanying notes are an integral part of these financial statements.

J.P. Morgan Institutional Investments Inc.
(Formerly J.P. Morgan Advisors Inc., an indirect wholly owned subsidiary of J.P. Morgan Chase & Co.)
Statement of Operations
For the year ended December 31, 2002

Revenues		
Interest income	$	713,214
Distribution fees		568,692
Total revenue		1,281,906
Expenses		
Employee compensation and benefits		998,320
Depreciation		1,039
Interest expense		246,010
Intercompany and other expenses		3,099,936
Total expenses		4,345,305
Net loss before income taxes	$	(3,063,399)
Income tax benefit		(315,000)
Net loss	$	(2,748,399)

The accompanying notes are an integral part of these financial statements.

J.P. Morgan Institutional Investments Inc.
(Formerly J.P. Morgan Advisors Inc., an indirect wholly owned subsidiary of J.P. Morgan Chase & Co.)
Statement of Changes in Stockholder's Equity
For the year ended December 31, 2002

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, December 31, 2001	$ 100	$ 151,461,475	$ (117,282,151)	$ 34,179,424
Net loss			(2,748,399)	(2,748,399)
Balance, December 31, 2002	$ 100	$ 151,461,475	$ (120,030,550)	$ 31,431,025

The accompanying notes are an integral part of these financial statements.

J.P. Morgan Institutional Investments Inc.
(Formerly J.P. Morgan Advisors Inc., an indirect wholly owned subsidiary of J.P. Morgan Chase & Co.)
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the year ended December 31, 2002

Balance, December 31, 2001	$	10,000,000
Change in subordinated borrowings		-
Balance, December 31, 2002	$	10,000,000

The accompanying notes are an integral part of these financial statements.

J.P. Morgan Institutional Investments Inc.

(Formerly J.P. Morgan Advisors Inc., an indirect wholly owned subsidiary of J.P. Morgan Chase & Co.)
Statement of Cash Flows
For the year ended December 31, 2002

Cash flows from operating activities	
Net loss	$ (2,748,399)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	1,039
Decrease in other assets	543,250
Decrease in receivable from affiliate	1,671,214
Decrease in incentive compensation payable	(199,682)
Decrease in interest payable	(16,704)
Increase in payable to affiliate	639,809
Decrease in accounts payable and accrued expenses	(159,550)
Total adjustments	2,479,376
Net cash used in operating activities	(269,023)
Net cash used in investing activities	-
Net cash provided by financing activities	-
Net decrease in cash and cash equivalents	(269,023)
Cash and cash equivalents at beginning of the year	42,609,277
Cash and cash equivalents at end of the year	$ 42,340,254
Supplemental disclosures of cash flow information	
Cash paid during the year for interest	$ 262,714

The accompanying notes are an integral part of these financial statements.

1. Organization

J.P. Morgan Institutional Investments Inc. (the "Company"), formerly known as J.P. Morgan Advisors Inc., was incorporated on May 26, 1999 under the laws of Delaware as a wholly owned subsidiary of J.P. Morgan Securities Holding Inc. ("JPMSH"), which itself is in turn wholly owned by J.P. Morgan Chase & Co. ("JPMC"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company's broker-dealer registration was approved by the NASD on December 22, 1999. The Company's name was changed effective October 31, 2002.

The Company's primary business activity is the marketing and distribution of registered mutual funds and other collective investment vehicles. The Company executes and clears all trades through its fully disclosed clearing broker-dealer, Pershing LLC, pursuant to the terms of an agreement for securities clearance services between the Company and the clearing broker.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act").

2. Significant Accounting Policies

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments including money market funds, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

The Company records all securities transactions, including fee and commission revenue and related expenses, on a trade-date basis.

Property and equipments are recorded at cost and depreciation is provided on a straight-line basis using estimated useful lives of the related assets, which is 3 years. Property and equipment consists of printers.

Distribution fees are recorded when earned.

The results of operations of the Company are included in the consolidated federal, New York State and New York City tax returns filed by JPMC. Pursuant to a tax sharing arrangement, JPMC allocates to the Company its share of the consolidated tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate tax returns.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1" of the Act), which requires the maintenance of minimum net capital. The Company has elected to compute

its net capital requirement in accordance with the Alternative Method under Rule 15c-1(a)(ii), which requires a broker or dealer to maintain at all times net capital, as defined, at the greater of $250,000 or 2% of aggregate debit items arising from customer transactions.

At December 31, 2002 the Company had net capital, as defined under such rules, of $40,584,186 and excess net capital of $40,334,186.

4. Liabilities Subordinated to Claims of General Creditors

The Company has subordinated borrowing agreements with JPMSH providing for maximum borrowings of $35 million. At December 31, 2002, $10 million was payable under these subordinated borrowing agreements. These borrowings have been approved by the NASD and, therefore, qualify as capital in computing net capital under Rule 15c3-1. The subordinated debt obligations may only be repaid if the Company is in compliance with various terms of the SEC's Uniform Net Capital Rule. The borrowings are due June 30, 2010 and bear interest at a rate based upon the London Interbank Offered Rate ("LIBOR") plus 60 basis points. Interest expense incurred during the year ended December 31, 2002 amounted to $246,010.

5. Commitments and Contingencies

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liabilities and no amounts were paid during 2002 with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

6. Employee Compensation and Benefits

The Company's employees receive annual incentive compensation based on their performance and JPMC's consolidated operating results. The Company's employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by JPMC.

Employee stock option awards
In January 2002, JPMC granted stock options to all eligible full-time (375 options each) and part-time (188 options each) employees under the Value Sharing Plan. Through December 31, 2002, JPMC applied Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its employee stock-based compensation plans. Effective January 1, 2003, JPMC will adopt SFAS No. 123, "Accounting for Stock-Based Compensation," using the prospective transition method. SFAS No. 123 requires all stock-based compensation awards, including stock options, to be accounted for at fair value. Disclosures required by SFAS No. 123 have been included in the 2002 Annual Report of JPMC on a consolidated basis.

Pension and postretirement benefit plans
The Company's employees participate in the JPMC qualified noncontributory domestic defined benefit pension plan and may also participate in the domestic defined contribution plans sponsored by JPMC. In addition, through JPMC, the Company provides postretirement medical and life insurance benefits to qualifying employees. These benefits vary with length of service and date of hire and provide for limits on the Company's share of covered medical benefits. The medical benefits are contributory, while the life insurance benefits are noncontributory. There are no separate plans solely for the employees of the Company and pension as well as postretirement medical and life insurance benefit expense for the Company is determined by an intercompany charge from JPMC. In 2002, the Company was charged $42,264 for pension and postretirement benefit expense and $24,574 related to the defined contribution plans. Assets of JPMC's funded domestic defined benefit pension plan exceeded the accumulated benefit obligation at December 31, 2002.

JPMC's defined benefit pension plans are accounted for in accordance with SFAS No. 87, "Employers' Accounting for Pensions," and SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Benefit Pension Plans and for Termination Benefits." JPMC's postretirement medical and life insurance are accounted for in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Disclosures of pension benefit obligations and other postretirement benefits, including funded status, expense components and weighted-average actuarial assumptions for JPMC on a consolidated basis, have been included in the JPMC 2002 Annual Report.

7. Income Taxes

The current portions of the income tax benefit included in the Statement of Operations are as follows (dollars in thousands):

	For the period from December 31, 2001 through December 31, 2002	
	Current	Total
Federal	$ 279	$ 279
State and local	36	36
	$ 315	$ 315

The Company's effective tax rate differs from the statutory rate of 35% primarily as a result of state and local income taxes.

8. Related Parties

The Company has significant transactions with JPMC and its subsidiaries. Such transactions are subject to substantially similar terms and conditions as those with nonrelated parties. At December 31, 2002 the Company had an investment in the J.P. Morgan Institutional Prime

Money Market Fund of $42,092,257, which is distributed by JPMorgan Funds Distributor, Inc. J.P. Morgan Investment Management Inc., an affiliate of JPMC serves as the investment advisor. Interest income of $713,214 relates to this investment. The cash balance of $247,997 at December 31, 2002 was held in a non-interest bearing cash account at JPMorgan Chase Bank, a wholly owned banking subsidiary of JPMC.

The Company earns fees for distributing mutual funds on behalf of affiliates. Amounts paid to the Company amounted to $417,648 during 2002 under these arrangements.

The Company engages JPMC affiliates to provide technology and communications expertise and to support its corporate finance activities.

9. Reconciliation of Statement of Financial Condition to Form X-17a-5

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America and differs in certain respects from the accounting practices prescribed by the Securities and Exchange Commission's general instructions to Form X-17a-5. A reconciliation of the amounts reported herein to amounts reported by J.P. Morgan Institutional Investments Inc. as of December 31, 2002 in its unaudited Part IIA FOCUS Report filing is as follows:

	Form X-17 a-5	Reclassifications	Statement of Financial Condition
Assets			
Cash and cash equivalents	$ 42,340,254	$	$ 42,340,254
Property and equipment at cost, less accumulated depreciation of $1,558	1,558		1,558
Receivable from affiliate	0	2,786	2,786
Other assets	3,436	(2,786)	650
Total assets	$ 42,345,248	$ 0	$ 42,345,248
Liabilities			
Incentive compensation and employee expenses	$ 462,618	$ (237,150)	$ 225,468
Interest payable	0	48,946	48,946
Accounts payable and accrued expenses	603,144	36,665	639,809
	1,065,762	(151,539)	914,223
Subordinated borrowings	10,000,000		10,000,000

Stockholder's equity			
Common stock	100		100
Additional paid-in capital	138,173,383	13,288,092	151,461,475
Accumulated deficit	(106,893,997)	(13,136,553)	(120,030,550)
Stockholder's equity	$ 31,279,486	$ 151,539	$ 31,431,025
Total liabilities and stockholder's equity	$ 42,345,248	$ 0	$ 42,345,248

The reclassifications in the above table relate to adjustments to employee incentive compensation liability and payable to affiliate.

10. Subsequent Events

During January 2003, the Company transferred in approximately 130 employees primarily in sales.

J.P. Morgan Institutional Investments Inc.

(Formerly J.P. Morgan Advisors Inc., an indirect wholly owned subsidiary of J.P. Morgan Chase & Co.)

Net Capital Computation

December 31, 2002 **Schedule I**

Total ownership equity	$	31,431,025
Add: Subordinated liabilities		10,000,000
Total capital and allowable subordinated liabilities		41,431,025
Deductions and/or charges		
Nonallowable assets		
Property and equipment, net		1,558
Other assets		3,436
Total nonallowable assets		4,994
Net Capital before haircuts		41,426,031
Haircuts on securities		841,845
Net Capital		40,584,186
Computation of alternative net capital requirement		
2% of aggregate debit items (or $ 250,000, if greater)		250,000
Excess net capital	$	40,334,186

The Company's net capital under Rule 15c3-1filed with the unaudited December 31, 2002 FOCUS Report is $40,432,647. The difference to the net capital disclosed in the table above equals $151,539 and relates to adjustments to the employee incentive compensation liability and payable to affiliate as of December 31, 2002.

J.P. Morgan Institutional Investments Inc.
(Formerly J.P. Morgan Advisors Inc., an indirect wholly owned subsidiary of J.P. Morgan Chase & Co.)
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934
Schedule II

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants on Internal Control
Required by SEC Rule 17a-5

To the Board of Directors
and Stockholder of
J.P. Morgan Institutional Investments Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of J.P. Morgan Institutional Investments Inc. (the "Company", formerly J.P. Morgan Advisors Inc.) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP
February 21, 2003